January 26, 2026

Xiaodong Chen
Chief Executive Officer
Blue Hat Interactive Entertainment Technology
7th Floor, Building C
No. 1010 Anling Road
Huli District, Xiamen, China 361009

       Re: Blue Hat Interactive Entertainment Technology
           Draft Registration Statement on Form F-1
           Submitted January 22, 2026
           CIK No. 0001759136
Dear Xiaodong Chen:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Elizabeth Chen